Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, PA 19103-2921 Tel. 215.963.5000 Fax: 215.963.5001 www.morganlewis.com

Joanne R. Soslow

Partner

215.963.5262

jsoslow@morganlewis.com

October 6, 2010

VIA EDGAR AND FACSIMILE (202) 772-9203

United States Securities and

Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Julia E. Griffith, Esq.
Special Counsel, Office of Mergers & Acquisitions

Re:	Tucows Inc.
Schedule TO-I
Filed September 17, 2010
File No. 5-49487

Dear Ms. Griffith:

On behalf of Tucows Inc. (the “Company”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated September 28, 2010, to Joanne Soslow on behalf of the Company with respect to the Company’s Tender Offer Statement on Schedule TO-I referenced above (the “Schedule TO”).

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses.  Enclosed with this letter is an acknowledgement executed by the Company in accordance with the Staff’s request.

As indicated below, the Company has revised certain disclosures from the Schedule TO in Amendment No. 1 to the Schedule TO (“Amendment No. 1”), which was filed with the Commission on September 27, 2010, and in Amendment No. 2 to the Schedule TO (“Amendment No. 2”), which the Company is filing contemporaneously with this response letter.  We have sent to your attention via facsmile courtesy copies of the following: (i) this letter as filed via EDGAR; (ii) Amendment No. 1 as filed via EDGAR; (iii) Amendment No. 2 as filed via EDGAR; and (iv) Amendment No. 2, marked to show changes against the initial Schedule TO.

United States Securities and

Exchange Commission

October 6, 2010

General

1.              Many of the dates referenced in your document appear to conflict. For example, on page iii, you refer to the offer’s expiration time as “5:00 pm, New York City time, on Tuesday, November 16, 2010.” On the cover and elsewhere (see page 3 of the Offer to Purchase), you state that the expiration date means 5:00 pm New York City time on Tuesday, October 19, 2010. Also, you make repeated references to September 8, 2010 as “the last trading day prior to the amendment of our offer ... “(the first reference is on page iv of the Offer to Purchase). Please clarify each of the dates that appear in your disclosure, to ensure that the document is accurate, compliant with applicable law, and consistent.

Response: The Company has corrected these inconsistencies by changing the reference to the expiration date on page iii of the Offer to Purchase to state that the Offer will expire at “5:00 pm, New York City time, on Tuesday, October 19, 2010”, which is consistent with the expiration date referenced on the cover page and elsewhere in the Offer to Purchase and other documents filed with the Commission related to the Offer. The Company made this revision in the Amended Offer to Purchase, which was filed with Amendment No. 1 on September 27, 2010.

The Company has also revised the statements describing September 8, 2010 as “the last trading day prior to the amendment of our offer…” so that these disclosures are current and consistent with the other documents related to the Offer.  Each of these statements has been amended to indicate that on October 5, 2010, the last trading day on the NYSE Amex prior to the amendment of our offer, the closing price per share of our common stock on the NYSE Amex was $0.67.

2.              It is not clear to us how and when you distributed your document to shareholders. Please advise us as to how the company complied with Rule 13e-4(e).

Response:  The Company distributed hard copies of each document filed as an exhibit to the initial Schedule TO, with the exception of the press release, to its shareholders. As the Offer is an issuer tender offer with consideration consisting solely of cash, the Company has complied with Rule 13e-4(e)(1)(ii) by:

•                  Mailing (commenced on September 20, 2010 and completed on September 21, 2010), the following documents, each of which was filed as an exhibit to the Schedule TO, and which together provide the information required in Rule 13e-4(d)(1), to each shareholder of record as of September 8, 2010:

i.                  Offer to Purchase;

ii.               Letter of Transmittal;

United States Securities and

Exchange Commission

October 6, 2010

iii.            Notice of Guaranteed Delivery;

iv.           Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9;

v.              Letter to Shareholders from the Company’s President and Chief Executive Officer; and

vi.           Tucows Inc. Amended and Restated 2006 Equity Compensation Plan;

•                  Retaining StockTrans, Inc. (“Stock Trans”) to act as information agent and depositary in connection with our Offer. StockTrans, on behalf of the Company, distributed the mailing to the shareholders described above and contacted and requested that each broker, dealer, and commercial bank whose clients held registered shares of the Company’s common stock as of September 8, 2010 forward the materials relating to our Offer to such beneficial owners. Between September 13 and September 16, 2010, StockTrans contacted such entities to determine the number of copies of the Offer materials each entity would require, and sent to such entities a sufficient number of copies to forward to beneficial owners of the Company’s common stock; and

•                  Agreeing to reimburse each such broker, dealer and commercial bank for its customary mailing and handling expenses incurred in forwarding the Offer materials to the beneficial owners of shares held by such entity as a nominee or in a fiduciary capacity. StockTrans receives reasonable and customary compensation for its services and will be reimbursed by the Company for specified, reasonable out-of-pocket expenses.

Offer to Purchase Summary, page iii

3.              We note your disclosure that you will accept tendered shares for payment following the expiration date and your acceptance of the shares for payment. In order to comply with the standard set forth in Rule 14e-1 (c), you must accept the shares and pay for them, or return the shares to tendering shareholders, promptly following the expiration of the offer.

Response:  The Company has revised the relevant disclosure on page iii of the Offer to Purchase to read as follows:

“If your shares are purchased in our offer, you will be paid the purchase price, net in cash, without interest, promptly after the expiration date of our offer.”

United States Securities and

Exchange Commission

October 6, 2010

What is the market value of my shares as of a recent date? page iv

4.              Each time you discuss the purchase price in your offer, revise the disclosure to clearly state that the lower end of the range, $0.61 per share, is below the current trading price for the shares.

Response:  The Company has clarified each discussion of the price range in the Offer to Purchase to indicate that, as of October 5, 2010, the low end of the price range, $0.61, was below $0.67, the closing price of a share of our common stock on the NYSE Amex.

The Offer, page 3

5.              Revise your disclosure to include the information that, since shareholders are being afforded the right to tender shares at different prices, a notice of withdrawal must specify in writing which shares are being withdrawn.

Response:  The Company has amended the disclosures on pages iv, 4, 11 and 12 of the Offer to Purchase to indicate that, since shareholders are being afforded the right to tender shares at difference prices, a notice of withdrawal must specify in writing which shares are being withdrawn.

6.              We note your disclosure on page five that you will not be able to announce the final proration percentage for seven to ten business days following the expiration date. Explain why you believe that payment made within this timeframe still constitutes prompt payment, or revise your disclosure.

Response:  The Company has revised its disclosures on pages 5 and 12 of the Offer to Purchase to indicate that the Company expects to announce the proration percentage within three to five business days following the expiration date.  The Company believes that payment within this timeframe constitutes prompt payment for shares tendered in the Offer.

Purpose of Our Offer: Certain Effects of Our Offer, page 5

7.              It appears that you may need to borrow some of the funds that you will use to purchase shares in the offer. In light of this possibility, please explain what you mean when you say that ‘‘investing in our shares is both an effective use of capital and an efficient means to provide value to our shareholders.”

Response: As of September 30, 2010, the Company had sufficient available cash to fund the purchase, at the maximum offer price of $0.70, of 2,900,000 shares in the Offer.  In addition, the Company had sufficient available cash to fund the purchase of an additional 2% of our outstanding shares, based on 57,362,236 shares outstanding as of September 8, 2010, and to pay the fees and expenses related to the Offer.  The Company has also established a $2,000,000 non-revolving, reducing demand facility (the “Facility”) with the Bank of Montreal that can be used solely to fund share repurchases.

United States Securities and

Exchange Commission

October 6, 2010

The Company anticipates that the purchase of up to 2,900,000 shares tendered in the Offer will be funded from available cash. Should the Company decide to exercise its right to purchase up to an additional 2% of outstanding shares as contemplated in the Offer, the Company will consider its business, assets and working capital needs at that time, and in order to conserve working capital, may choose to use part of the Facility to fund the over allotment.  Accordingly, the Company anticipates that a majority, if not all share repurchases in the Offer, will be funded from available cash.

The Company believes that the Offer is a prudent use of our financial resources given our current business and assets. Further, the Company believes that the Offer is an efficient means to provide value to our shareholders because it provides a measure of liquidity to those who want to sell, while at the same time increasing non-tendering shareholders’ proportionate interest in the Company. In addition, the Offer provides an opportunity to increase earnings per share, which furthers our long term goal of increasing shareholder value. The Company has revised the disclosures on pages ii, v, 5, 6 and 20 to more clearly explain these benefits and clarify its expectations for funding share repurchases under the Offer.

Conditions to the Offer, page 15

8.              We note your disclosure that the determination by Tucows will be “final and binding on all parties” with respect to the conditions. Revise this disclosure to include the information that determinations by Tucows are subject to the determination of a court of competent jurisdiction.

Response:  The Company has revised the disclosure on pages 9, 12 and 15 of the Offer to Purchase to indicate that such determinations by the Company are subject to the determination of a court of competent jurisdiction.

Source and Amount of Funds, page 19

9.              We note your references to the Company’s Credit Facility. While we recognize the terms of the Credit Facility have been incorporated by reference into the Schedule TO from the Form 8-K cited in the offer materials, the company is still required to file the Credit Facility as an exhibit to the Schedule TO. See Rule 1007(d) and 1016(b) of Regulation M-A.

Response: The Company has included the following documents related to the Company’s Credit Facility as exhibits to Amendment No. 2:

Exhibit No.	Document Title
99(b)(1)

Loan Agreement, dated as of June 25, 2007, by and among Tucows.com Co., Tucows (Delaware) Inc., Tucows Inc., Mailbank Nova Scotia Co., Tucows Domain Holdings Co., Innerwise, Inc. and Bank of Montreal (incorporated by

United States Securities and

Exchange Commission

October 6, 2010

reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2007).

99(b)(2)

Guaranty, dated July 25, 2007, by Tucows Inc. in favor of the Bank of Montreal (incorporated by reference to Exhibit 10.2 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2007).

99(b)(3)

Security Agreement, dated July 25, 2007, by Tucows Inc. in favor of the Bank of Montreal (incorporated by reference to Exhibit 10.3 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 31, 2007).

99(b)(4)

Operating Loan Agreement, dated September 10, 2010, between Tucows.com Co. and the Bank of Montreal (incorporated by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 13, 2010).

99(b)(5)

Offer Letter, dated August 30, 2010, between Tucows Inc. and the Bank of Montreal (incorporated by reference to Exhibit 10.1 to Tucows Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 13, 2010).

Miscellaneous, page 19

10.       We note your disclosure that you “will not make our offer to, nor will we accept tenders from or on behalf of” holders residing in a jurisdiction where you cannot comply with that jurisdiction’s applicable law. Please confirm in your response letter that you are referring only to excluding target security holders in a U.S. state pursuant to Rule 13e-4(f)(9)(ii). Otherwise, note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.l. of SEC Release 33-8957. Accordingly, please explain the reasons for any exclusions of participants residing outside of the U.S. or advise as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8) with respect to such non U.S. holders.

Response:  The Company confirms that, with respect to the above-referenced disclosure that can be found on page 28 of the Offer to Purchase, the Company is referring to a U.S. state and not a non-U.S. jurisdiction.

* * * * * * * * * * * * * * * * * * * * * * * *

If you have any questions, please feel free to contact me at (215) 963-5262.

United States Securities and

Exchange Commission

October 6, 2010

Sincerely,

/s/ Joanne R. Soslow

Joanne R. Soslow

cc: Michael Cooperman (Tucows Inc.)
Elliott Noss (Tucows Inc.)

Enclosure

[TUCOWS INC. LETTERHEAD]

October 6, 2010

VIA EDGAR AND FACSIMILE (202) 772-9203

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Julia E. Griffith, Esq
Special Counsel, Office of Mergers & Acquisitions

Re:	Tucows Inc.
Schedule TO-I
Filed September 17, 2010
File No. 5-49487

Dear Ms. Griffith:

In connection with the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated September 28, 2010, to Joanne Soslow on behalf of Tucows Inc. (the “Company”) with respect to the Company’s Schedule TO-I referenced above (the “Schedule TO”), as amended by Amendment No. 1 to the Schedule TO, filed with the Commission on September 27, 2010, and Amendment No. 2 to the Schedule TO, filed with the Commission on the date hereof, the Company hereby acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have authorized our counsel, Morgan, Lewis & Bockius LLP, to prepare and submit, on behalf of the Company, the attached response to your specific comments.

Sincerely,

TUCOWS INC.

By:	/s/ Elliot Noss
Name:	Elliot Noss
Title:	Chief Executive Officer